GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400 FACSIMILE: (650) 321-2800
August 7, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Barbara C. Jacobs Maryse Mills-Apenteng

Re:	DemandTec, Inc. Amendment No. 6 to Registration Statement on Form S-1 File No. 333-143248
Dear Ms. Jacobs and Ms. Mills-Apenteng:
DemandTec, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 6 and (ii) three hard copies of Amendment No. 6 which are marked to show changes to Amendment No. 4 to the Registration Statement filed on July 25, 2007.
On behalf of the Company, this letter responds to the comment set forth in the letter to the Company dated August 2, 2007 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated the comment from the August 2, 2007 letter in italicized print, and the Company’s response is provided below.
     We note the statement indicating that counsel is “familiar with the proceedings proposed to be taken by you in connection with the sale and issuance of the Shares.” We further note the statement that “upon completion of the proceedings being taken or contemplated to be taken prior to the sale of the Shares” the shares will ultimately be legally and validly issued, fully paid and non-assessable. Please outline the “proceedings” to which the opinion refers. To the extent there remain measures to be taken upon which the opinion is based in part, any such measures should be specifically and narrowly defined in the opinion. Please revise or advise.
     In response to the Staff’s comment, we have revised the opinion accordingly.

August 7, 2007

Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.
Very truly yours,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP

/s/	Craig M. Schmitz

cc:	David Edgar, Securities and Exchange Commission
Mark Kronforst, Securities and Exchange Commission
Daniel R. Fishback, DemandTec, Inc.
Mark A. Culhane, DemandTec, Inc.
Michael J. McAdam, DemandTec, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Fenwick & West LLP
Laird H. Simons, III, Fenwick & West LLP
Scott J. Leichtner, Fenwick & West LLP